United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM SD
SPECIALIZED DISCLOSURE REPORT

HollyFrontier Corporation
(Exact name of registrant as specified in its charter)

Delaware	1-3876	75-1056913
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

2828 N. Harwood, Suite 1300 Dallas, Texas	75201-1507
(Address of principal executive offices)	(Zip Code)

Denise C. McWatters Senior Vice President and General Counsel HollyFrontier Corporation 2828 N. Harwood, Suite 1300 Dallas, Texas 75201 (214) 871-3555
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

X Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015
Section 1 - Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
As required by the Conflict Minerals Rule, a Conflict Minerals Report is provided as an exhibit to this Form SD and is available under the Investor Relations tab at http://www.hollyfrontier.com/. The information contained on our website is not incorporated by reference into this Form SD or our Conflict Minerals Report and should not be considered part of this Form SD or the Conflict Minerals Report.

Item 1.02 Exhibit
The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 – Exhibits

Item 2.01 Exhibits
Exhibit 1.01 - Conflict Minerals Report for the calendar year ended December 31, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

HOLLYFRONTIER CORPORATION
(Registrant)
By: /s/ Denise C. McWatters
Denise C. McWatters Senior Vice President and General Counsel

May 26, 2016

EXHIBIT INDEX

Exhibit	Description
1.01	Conflict Minerals Report for the calendar year ended December 31, 2015.